U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549

                         FORM 12b-25
                                                SEC File Number
                                                    1-14501
                         NOTIFICATION OF LATE FILING

                                                CUSIP Number

                         (Check One):

[ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [X] Form 11-K
          [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR


     For Period Ended:   December 31, 1998
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:

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     Read  Attached  Instruction  Sheet  Before  Preparing  Form.
     Please Print or Type.
          Nothing  in this form shall be construed to imply  that
     the   Commission  has  verified  any  information  contained
     herein.
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     If  the  notification  relates to a portion  of  the  filing checked above, identify the Item(s) to which the notification relates:
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Part I -- Registrant Information



  Full Name of Registrant         Pennzoil-Quaker State Company
                                  Thrift and Stock Purchase Plan
  Former Name if Applicable
     Quaker State Corporation Thrift and Stock Purchase Plan Address of Principal Executive Office (Street and Number)
  c/o Pennzoil-Quaker State Company, Pennzoil Place, P.O. Box 2967, Houston, TX 77252-2967
     City, State and Zip Code

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Part II -- Rules 12b-25(b) and (c)
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[X]  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b),  the  following  should be completed.   (Check  box  if
appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III -- Narrative
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State  below  in reasonable detail the reasons why Form  10-K  and
Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
                                   (Attach Extra Sheets if Needed)


     In  February 1999, PricewaterhouseCoopers LLP was engaged
to audit the financial statements of the Pennzoil-Quaker State Company Thrift and Stock Purchase Plan (the "Plan") required to be included in the Annual Report on Form 11-K to which this Form 12b-25 relates. On June 16, 1999 Pennzoil-Quaker State Company was informed by a representative of PricewaterhouseCoopers LLP that that firm would be unable to express an opinion on the financial statements of the Plan because PricewaterhouseCoopers had not determined that they were independent with respect to the Plan under the standards of the American Institute of Certified Public Accountants and Section 2-01(b) of Regulation S-X. Thereupon, Pennzoil-Quaker State Company engaged Arthur Andersen LLP to perform the audit. Because of the short time available following the determination that the accounting firm originally engaged would be unable to provide an opinion and the engagement of another accounting firm to perform the audit, there is insufficient time to complete the audit prior to the date on which the Form 11-K is due. Accordingly, the Annual Report on Form 11-K cannot be filed by the date on which it is due without unreasonable effort or expense.


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Part IV -- Other Information
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     (1)  Name and telephone number of person to contact in regard to this notification

       Michael J. Maratea                 (713)      546-4000
             (Name)                   (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30
of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   [X]Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [ ] Yes  [X] No

     If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Pennzoil-Quaker State Company Thrift and Stock Purchase Plan has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June  29, 1999     By:    /s/Michael  J. Maratea
                         Name:  Michael J. Maratea
                         Title: Vice President and Controller of
                                Pennzoil-Quaker State Company, on
                                behalf of the Administrative Committee


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                            ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                       GENERAL INSTRUCTIONS

     1.    This form is required by Rule 12b-25 (17 CFR 240,  12b-
25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 or section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation 2-T (section 232.12(b) of this chapter).




                                                      Exhibit To
                                                      Form 12b-25

               Statement Pursuant to Rule 12b-25(c)


     We agree with the statement contained in Part III of the accompanying Form 12b-25 as to the reasons the Annual Report on Form 11-K of the Pennzoil-Quaker State Thrift and Stock Purchase Plan for the year ended December 31, 1998 cannot be filed timely without unreasonable effort or expense, insofar as such statement relates to us.



                                   /s/ PricewaterhouseCoopers LLP
                                   PricewaterhouseCoopers LLP
                                   Dallas, Texas
                                   June 29, 1999





                                                      Exhibit To
                                                      Form 12b-25

               Statement Pursuant to Rule 12b-25(c)


     We have read the sentences related to our firm contained in Part III of the accompanying Form 12b-25 and agree with the statements made therein.



                                   ARTHUR ANDERSEN LLP
Houston, Texas
June 29, 1999